UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13DA
Under the Securities Exchange Act of 1934
(Amendment No. 1)*


(Name of Issuer)
Benda Pharmaceutical, Inc.

(Title of Class of Securities)
Common

(CUSIP Number)
08165P108

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Ashley Austin
Pope Asset Management, LLC
5100 Poplar Avenue Suite 805
Memphis TN  38137
901-763-4001

(Date of Event which Requires Filing of this Statement) 12/17/2007

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f)
or section 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 08165P108


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Asset Management LLC  62-1871308



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
(b)



3.
SEC Use Only

4.
Source of Funds (See Instructions) OO
5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 45772122

8.
Shared Voting Power 45772122

9.
Sole Dispositive Power  45772122

10.
Shared Dispositive Power 45772122


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
45772122


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 35.04


14.
Type of Reporting Person (See Instructions)
IA



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Pope Investments LLC  260281944


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)

6.
Citizenship or Place of Organization Delaware, USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 45772122

8.
Shared Voting Power 45772122

9.
Sole Dispositive Power  45772122

10.
Shared Dispositive Power 45772122


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 45772122


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 35.04


14.
Type of Reporting Person (See Instructions)
00







1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Wells      426961338



2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)


3.
SEC Use Only

4.
Source of Funds (See Instructions) OO

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization Tennessee USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With

7.
Sole Voting Power 45772122

8.
Shared Voting Power 45772122

9.
Sole Dispositive Power  45772122

10.
Shared Dispositive Power 45772122


11.
Aggregate Amount Beneficially Owned by Each Reporting Person 45772122


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11) 35.04


14.
Type of Reporting Person (See Instructions)
IN


Item
1.
Security and Issuer
Common shares of Benda Pharmaceutical, Inc whose principal address is Changjiang Tower, 23rd Fl, No. 1 Minquan Road, Wuhan,
Hubai Province, China.

Item
2.
Identity and Background
(a)
This Amendment No. 1 is filed by and on behalf of: (i) Pope Asset Management, LLC, a Tennessee limited liability company ("Pope Asset"), (ii) Pope Investments, LLC, a Delaware limited liability company
("Pope Investments"); and (iii) William P. Wells ("Mr. Wells").
This statement amends that certain Schedule 13 D initially filed by and on behalf of Pope Asset on April 16, 2007. Pope Asset is a registered investment adviser and serves as an investment adviser and/or manager to various persons, including Pope Investments. Pope Asset is the sole manager for Pope Investments and has sole voting control and investment and disposition power and discretion with respect to all securities held by Pope Investments. The securities of the issuer reported in this statement were purchased at various times by Pope Asset, in its capacity as the sole managerof Pope Investments, for the account of and in the name of Pope Investments. Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments. Mr. Wells is the sole manager of Pope Asset. Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Pope Asset, Pope Investments and Mr. Wells each declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is,for the purposes of
Section 13(d) or 13 (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement. Each of Pope Asset, Pope Investments and Mr. Wells may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of
Section 13(d) or 13(g) of the Act.
Each of Pope Asset, Pope Investments and Mr. Wells declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of
Section 13(d) or 13(g) of the Act or any other purpose, (i) acting
(or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer, or (ii) a member of any group with respect tothe issuer or any securities of the issuer. Pope Investments, Pope Asset and Mr. Wells have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1, pursuant to which they have agreed to file this Schedule
13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)
5100 Poplar Avenue, Suite 805, Memphis, TN  38137

(c)
See Item 2a above.

(d)
not applicable

(e)
not applicable

(f)
Citizenship. Pope Asset in a Tennessee limited liability company. Pope Investments is a Delaware limited liability company.

Item
3.
Source and Amount of Funds or Other Consideration
The source of all funds invested in Benda Pharmaceutical, Inc.
were funds from Pope Investments. The amount of funds invested in the issuer prior to the transactions relative to this Amendment totaled $12,515,488. As reported in the Schedule 13 D filed by Pope Asset on March 16, 2007, the initial transaction in securities of the issuer for which the initial Schedule 13 D was filed consisted of the Common Stock and warrants to purchase stock of Benda Pharmaceutical, Inc.
formerly known as AppliedSpectrum Technologies).
The parties to the initial transaction included:
Keating Investments, LLC - broker/dealer, Accelera Ventures Limited, Lars B. Ahlstrom, Anima S.G.R.p.A.
Rubrica - Anima Asia, Anima S.G.R.p.A. Rubrica - Anima Emerging Markets, Banca Gesfid, Joseph F. Barletta, BH Capital Investments LP,
David L. Dowler, Victor J. Dowling Jr. & Jody C. Dowling, Excalibur Limited Partnership, Excalibur Limited Partnership II,
F Berdon Co LP, Elaine P. Fields,James W. Fuller, Joseph W. Grealish, David Austin Grose, Halter Pope USX China Fund, Linda Hechter,
Hedge Capital Partners LLC, Mark and Stacia Hollmann as Tenants by the Entirety, Scot C. Hollmann,Jayhawk Private Equity Fund, L.P., John K. Kopra, Peter Levy,LKCM Private Discipline Master Fund, SPC, Suresh Madan & Sarita Madan, Paul Masters IRA, Christopher McCarty & Jennifer Grey McCarty,
MCF Navigator Master Fund, Ltd., Edmund H. Melhado,
Gabriel Micek, John Micek, Jordan Micek,
Maurice & Jennifer Micek JTWROS, Peter Micek,
MidSouth Investor Fund LP, Nite Capital LP, Michael J. O'Halloran,Stephen B. Olore, Jerry W. Peterson, Pope Investments LLC, Professional Offshore Opportunity Fund, Ltd.,
Steven R. Purvis, RFJM Partners LLC,
Rock Associates, Marvin Rosenfield, Steven Rothstein,
Don Russell, Silver Rock I, Ltd., Silicon Prairie Partners,
Simgest SpA, Richard Todd Truitt, Jonathan Ungar,
White Sand Investor Group, LP, and Steven Zelinger &
Lisa Gordon JTWROS (collectively, the "Buyers" and each a "Buyer").

No part of the purchase price paid by Pope Investments with respect to the transaction noted above is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.
The amount of funds invested by Pope Investments were acquired by a series of transactions from November 2006 to December 2006.

This Amendment reports, among other matters, the purchase of an additional 270,435 shares of the issuers securities in separate privately negotiated transactions for total aggregate investment of $188,307. The source of all additional funds invested in Benda Pharmaceutical, Inc. were funds from Pope Investments. No part of the purchase price paid by Pope
Investments for the additional securities of the issuer is represented by funds or other consideration borrowed or otherwise obtained for purpose of acquiring, holding, trading or voting the securities.
The amount of funds invested by Pope Investments was acquired by a series of transactions from November 2006 to December 2007.

Item
4.
Purpose of Transaction
The purpose of all of the acquisition of securities of the issuer was and remains to be for investment purposes only.


Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a) The Reporting Persons have any further plans to acquire additional securities of the Issuer. The Reporting Persons plan to acquire an additional 199,935 shares of common stock of the issuer and warrants convertible into an additional 270,435 shares of common stock of the issuer in a transaction which is anticipated to close within the next two weeks (the "Pending Transaction").
The Pending Transaction is a privately negotiated transaction with one or more of the Buyers noted above. The Reporting Persons currently have no plan or intent to acquire additional securities of the issuer (other than with respect to the Pending Transaction), but may do so.

The Reporting Persons have no current intent to sell securities of the issuer, but may do so. Pope Investments has certain registration rights granted by the issuer with respect to securities of the issuer which it holds or may acquire or holds or may acquire upon conversion of convertible notes or exercise of warrants.

(b)  Not Applicable.

(c)  Not Applicable

(d) The Reporting Persons have no current intent to change the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.
However, the Reporting Persons may seek to appoint one or more nominees to serve as a Director of the issuer, but deny any intent to exercise a controlling influence over the issuer's board of directors or management. The Reporting Persons currently intend to support the current management of the issuer in the operation of its businesses.

(e)  Not Applicable.

(f)  Not Applicable.

(g)  Not Applicable.

(h)  Not Applicable.

(i)  Not Applicable.

(j)  The Reporting Persons are engaged in the investment business.
In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies, including without limitation, the issuer.
From time to time one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position or offer advice with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses
(a) through (j) of this Item 4, including without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the issuer's capitalization or dividend policy.

Except as set forth above in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the issuer and formulate plans or proposals with respect to any of such matters, but has not present intention of doing so.


Item
5.
Interest in Securities of the Issuer

(a)  As of the date hereof,
Pope Investments beneficially owns (i) 14,867,054 shares of the issuer's common stock, (ii) warrants which may be exercised for a total of 20,953,060 shares of the issuer's common stock, and (iii) convertible promissory notes which may be converted into a total of 9,952,008 shares of the issuer's common stock.
Therefore, Pope Investments
may be deemed to beneficially own 45,772,122 shares of the issuer's common stock which represents approximately 35.04% of the issuer's outstanding common stock (assuming the full exercise of the warrants and the full conversion of the convertible notes).
The calculation of theforegoing percentage is on the basis of 99,701,160 shares of the issuer's common stock outstanding as disclosed in the issuer's
Form 10-QSB for the quarter ended September 30, 2007.
This does not include the additional 199,935 shares of common stock and warrants exercisable for an additional 270,435 shares of common stock Pope Investments may acquire in the Pending Transaction.
Pope Asset, as the manager of Pope Investments, may also be deemed to beneficially own the above described securities of the issuer owned by Pope Investments.

Mr. Wells, as the manager of Pope Asset, may also be deemed to beneficially own the above-described securities of the issuer beneficially owned by Pope Asset.The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of securities of the issuer held by Pope Investments.
(b) Pope Investments may be deemed to hold shared power to vote and to dispose of the 45,772,122 shares of common stock described in (a) above. Pope Asset and Mr. Wells may be deemed to hold shared power to vote and to dispose of the 45,772,122 shares of the issuer's common stock described in (a) above.
The foregoing should not be construed in and of itself as an admission by Pope Asset or Mr. Wells as to the beneficial ownership of the securities of the issuer held by Pope Investments.

(c) On December __, 2007 Pope Investments purchased 1,271,045 shares of Benda Pharamceutical, Inc. common stock in a privately negotiated transaction at a purchase price of $.525 per share.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from,or proceeds from the sale of, the shares of issuer's common stock reported in this statement.

(e)  Not Applicable.

Pope Asset and Mr. Wells do not directly own any shares of the issuer's Common Stock. Pope Asset is the sole Manager of Pope Investments. Mr. Wells is the Manager of Pope Asset.
Pope Asset may be deemed to beneficially own shares owned and/or held by and for the account of and/or benefit of various persons, including Pope Investments.
Mr. Wells may be deemed to own shares owned and/or held by and/or for the account of and/or benefit of Pope Investments. Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such reporting person is, for the purposes of Section
13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item
6.
Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer None.


Item
7.
Material to Be Filed as Exhibits

Exhibit "A": Joint filing Agreement, dated as of December 17, 2007, by and among Pope Investments, Pope Asset and Mr. Wells.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  12/18/2007



JOINT FILING AGREEMENT

This will conform the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $.001 par value, of Benda Pharmaceuticals, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in a accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 18, 2007

POPE INVESTMENTS, LLC
By:Pope Investments, LLC /s/ William P. Wells
By:Pope Asset Management, LLC, /s/William P. Wells, Manager
By:WILIAM P. WELLS /s/William P. Wells Signature

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.